Atento Achieves Key Milestone in its Restructuring, Receiving Backstop Commitments for 100% of its Exit Financing

•	Atento receives backstop commitments for an additional $76 million in exit financing.
•	This additional funding commitment comes on top of the $37 million funding already received by Atento, bringing the total additional funding to be received in connection with its Restructuring to $113 million.
•	The exit financing, combined with the extinguishment of $663 million of liabilities pursuant to the Company’s restructuring, will provide Atento with additional liquidity for future investment in the business.

New York, 3 October 2023 – Atento S.A. ("Atento" or the "Company"), one of the world’s largest customer relationship management and business process outsourcing (CRM / BPO) service providers and an industry leader in Latin America, announces a significant milestone in the implementation of its financial restructuring. The Company has successfully secured backstop commitments for 100% of the $76 million in exit financing required to execute its strategic turnaround conditional on the successful implementation of Atento’s Restructuring Plan. This marks a pivotal moment in the Company’s journey towards a stronger and more resilient future.

The Restructuring Plan, and agreements reached between Atento and its creditors in connection with the Restructuring, will allow Atento to right-size its balance sheet and will provide for the extinguishment of $663 million of Atento’s liabilities and for the $76 million in exit financing. If sanctioned by the English court, this combination of a reduction in the Company’s debt and the $76 million exit financing will significantly strengthen the Company's financial position and ensure a stable platform for future growth.

As a result of these significant milestones, the hearing to convene meetings of Atento’s financial creditors in connection with the Restructuring Plan will be heard before the High Court of Justice of England and Wales on October 20, 2023. Atento embarked on this comprehensive restructuring plan with a clear vision to enhance its competitive edge, streamline operations and foster sustainable growth. Today's announcement signifies a substantial step forward in this transformational process.

About Atento

Atento is one of the world’s largest providers of customer relationship management and business process outsourcing ("CRM, BPO") services in Latin America and one of the world's leading providers. Atento is also a leading provider of nearshoring CRM BPO services for companies operating in the United States. Since 1999, the Company has developed its business model in 17 countries, where it employs approximately 135,000 people. Atento has more than 400 clients to whom it offers a wide range of CRM BPO services through multiple channels. Atento's clients are mainly leading multinational companies in sectors such as telecommunications, banking and financial services, health, retail and public administration, among others. In 2019, Atento was chosen one of the 25 best multinational companies in the world and one of the best multinationals to work for in Latin America by Great Place to Work®. In addition, in 2021, Everest named Atento as a "star artist." Gartner has named the company for two consecutive years as a leader in its Magic Quadrant beginning in 2021. For more information, visit www.atento.com

Media Contact: press@atento.compress@atento.com

Foward Looking Statements

This release contains forward-looking statements. Forward-looking statements can be identified by the use of words such as "may," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "intends," "continue" or similar terminology. These statements reflect only Atento’s current expectations and are not guarantees of future events. These statements are subject to risks and uncertainties that could cause actual results and events to differ materially from those contained in the forward-looking statements. Such risks and uncertainties include, but are not limited to; Atento's ability to negotiate and execute any further definitive documentation with respect to the proposed Restructuring and to satisfy the conditions of the Restructuring Support Agreement; ultimate outcome of the restructuring proceedings, obtaining required consents from third-parties and satisfying other conditions precedent for any additional financing that might be outside Atento’s control; actions by Atento’s lenders and other financing sources, including any creditor actions that could impact Atento’s operations; Atento’s ability to improve its capital structure and to address its debt service obligations through the proposed Restructuring, including potential adverse effects of any potential bankruptcy proceedings on Atento's liquidity and results of operations; Atento’s future cash requirements; competition in Atento’s highly competitive industries; increases in the cost of voice and data services or significant interruptions in these services; Atento’s ability to keep pace with its clients’ needs for rapid technological change and systems availability; the continued deployment and adoption of emerging technologies; the loss, financial difficulties or bankruptcy of any key clients; the effects of global economic trends on the businesses of Atento’s clients; the non-exclusive nature of Atento’s client contracts and the absence of revenue commitments; security and privacy breaches of the systems Atento uses to protect personal data; the cost of pending and future litigation; the cost of defending Atento against intellectual property infringement claims; extensive regulation affecting many of Atento’s businesses; Atento’s ability to protect its proprietary information or technology; service interruptions to Atento’s data and operation centers; Atento’s ability to retain key personnel and attract a sufficient number of qualified employees; increases in labor costs and turnover rates; the political, economic and other conditions in the countries where Atento operates; changes in foreign exchange rates; Atento’s ability to complete future acquisitions and integrate or achieve the objectives of its recent and future acquisitions; future impairments of Atento’s substantial goodwill, intangible assets, or other long-lived assets; and Atento’s ability to recover consumer receivables on behalf of its clients. Atento is also subject to other risk factors described in documents filed by the Company with the United States Securities and Exchange Commission. These forward-looking statements speak only as of the date on which the statements were made. Atento undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.